March 24, 2015
VIA EDGAR AND OVERNIGHT DELIVERY
Jay Ingram Legal Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F St., N.E. Washington, D.C. 20549

Re:	Axalta Coating Systems Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 23, 2015
File No. 333-202812

Dear Mr. Ingram:

On behalf of our client, Axalta Coating Systems Ltd., a Bermuda exempted limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, we are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 24, 2015 with respect to the above-captioned Registration Statement on Form S-1 of the Company.

The numbered paragraph in italics below sets forth the Staff’s comment together with the Company’s response.

General

1.	We note that you have filed a form of underwriting agreement as Exhibit 1.1 to your registration statement and that Exhibit 1.1 makes references to, but does not include as Exhibit A, the form of lock-up agreement. Please refile Exhibit 1.1 to include the form of lock-up agreement as an exhibit thereto.

Response: The Company respectfully notes the Staff’s comment and has re-filed a form of underwriting agreement as Exhibit 1.1 to the Registration Statement, which includes the form of lock-up agreement as an exhibit thereto, in response to the Staff’s comment.

March 24, 2015

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon

of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Kamyar Daneshvar

Charles W. Shaver of Axalta Coating Systems Ltd.

Robert W. Bryant of Axalta Coating Systems Ltd.

Michael F. Finn of Axalta Coating Systems Ltd.

Jason M. Licht of Latham & Watkins LLP